Exhibit 99.3

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 11-215
August 29, 2011

Platinum Group Metals
North Limb Platinum Exploration Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group”) is pleased to report that a further $500,000 will be invested in a follow up drilling program on the North Limb of the Bushveld Complex where the Company has two joint ventures with the Japanese Oil and Gas Mineral Exploration Company known as “JOGMEC”. Drilling with two machines will target a 10 kilometer stretch of the Bushveld Complex hosting the Platreef horizon on the Company’s Waterberg Project that, to the Company’s knowledge, has never been tested with drilling in this location. New models on the North Limb Platreef horizon are evolving with accelerating Japanese investment in a number of projects recently.

JOGMEC is earning 37% in the Waterberg Project from Platinum Group Metals. Waterberg is a large 137 square kilometer new prospecting right held by Platinum Group off the north end of the known North Limb of the Bushveld Complex. Geology, Geochemistry and Geophysics work completed before initial drilling by the joint venture revealed a covered, near surface extension of the North Limb. JOGMEC has completed approximately $1m of detailed initial work including two boreholes at Waterberg to date. If JOGMEC completes a work commitment of $3.2m by 2013 they will vest their right to a 37% stake in Waterberg. Platinum Group is the operator of the project and will retain a 37% interest in the project, while a private empowerment group would hold a 26% interest.

At Platinum group’s War Springs Project, also located in the North Limb of the Bushveld Complex, JOGMEC holds a 35% option interest and approximately $2.8m has been spent by JOGMEC towards a $10m earn in requirement. Further drilling is being considered in the area of the existing resources. Resources at War Springs are 1.676 million 3E ounces (platinum, palladium and gold) contained in 46.97 million tonnes of near surface, open pit material at a grade of 1.11 g/t 3E plus 0.23% combined nickel and copper (Announced March 17, 2008, See Report at www.sedar.com).

“The exploration investments into the North Limb, combined with our global bank syndicate mandate for $260m in the Western Limb (announced August 2, 2011) confirm that large scale investors see South Africa as open for business and mining,” said R. Michael Jones, President and CEO of Platinum Group Metals Ltd.

“We are excited to be carrying out the first exploration on a brand new portion of the Bushveld Complex. The investments by Itochu and JOGMEC this summer of over $240m into Ivanhoe Nickel and Platinum, located on the North Limb between the War Springs and Waterberg projects, and JOGMEC’s new exploration work with us, highlight the Japanese investment interest in the North Limb. South Africa continues to have excellent exploration potential.”

PLATINUM GROUP METALS LTD.	…2

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through personal observations and property visits. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine where a $100m development phase and underground work has commenced. A full Mining Right Application has been filed with the Government of South Africa for the WBJV with a production target of 275,000 ounces 4E platinum group metals.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
          R. Michael Jones, President
          or Kris Begic, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.